UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549

                            SCHEDULE 13D

             UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (Amendment No.2)

                        CONCEPTS DIRECT, INC.
------------------------------------------------------------------
                          (Name of Issuer)


                   COMMON STOCK, $0.10 PAR VALUE
------------------------------------------------------------------
                   (Title of Class of Securities)


                              206013104
------------------------------------------------------------------
                           (CUSIP Number)


                         Marshall S. Geller
                   St. Cloud Capital Partners, LP
                     10866 Wilshire Suite 1450
                       Los Angeles, CA  90024
                           (310) 475-2700
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            (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)
                             Copies to:
                           W. Alex Voxman
                          Latham & Watkins
                 633 West Fifth Street, Suite 4000
                   Los Angeles, California 90071
                           (213) 485-1234

                          February 24, 2003
------------------------------------------------------------------
       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is subject of this Schedule
13D, and is filing this statement because of Rule 13d-1(b)(3) or
(4), check the following box: [ ].


                  (Continued on the following page)

                         Page 1 of 9 Pages

                           SCHEDULE 13D
-----------------------                      ---------------------
  CUSIP No. 206013104                             Page 2 of 9
-----------------------                      ---------------------
------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      St. Cloud Capital Partners, LP

------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [_]
                                                           (b) [_]
------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------
 4    SOURCE OF FUNDS

      NA
------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                            [_]

------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
------------------------------------------------------------------
NUMBER OF       7    SOLE VOTING POWER
SHARES
BENEFICIALLY         272,369 shares*
OWNED BY EACH   --------------------------------------------------
REPORTING       8    SHARED VOTING POWER
PERSON WITH
                     272,369 shares*
                --------------------------------------------------
                9    SOLE DISPOSITIVE POWER

                     272,369 shares*
                --------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     272,369 shares*
------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      272,369 shares*
------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                          [_]

------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.98% (based on 5,468,276 shares of Concepts Direct, Inc.'s
      Common Stock outstanding as of November 12, 2002 as reported in the Company's Form 10-Q filed November 12, 2002).

------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN
------------------------------------------------------------------
*See response to Item 5(a).

                           SCHEDULE 13D
-----------------------                      ---------------------
  CUSIP No. 206013104                            Page 3 of 9
-----------------------                      ---------------------
------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      SCGP, LLC
------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [_]
                                                           (b) [_]
------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------
 4    SOURCE OF FUNDS

      NA
------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                           [_]

------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
------------------------------------------------------------------
NUMBER OF       7    SOLE VOTING POWER
SHARES
BENEFICIALLY         0 shares*
OWNED BY EACH   --------------------------------------------------
REPORTING       8    SHARED VOTING POWER
PERSON WITH
                     272,369 shares**
                --------------------------------------------------
                9    SOLE DISPOSITIVE POWER

                     0 shares*
                --------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     272,369 shares*
------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      273,369 shares*
------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                          [_]

------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.98% (based on 5,468,276 shares of Concepts Direct, Inc.'s
      Common Stock outstanding as of November 12, 2002 as reported in the Company's Form 10-Q filed November 12, 2002).

------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO
------------------------------------------------------------------
*See response to Item 5(a).

                        SCHEDULE 13D
-----------------------                      ---------------------
  CUSIP No. 206013104                               Page 4 of 9
-----------------------                      ---------------------
 -----------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      St. Cloud Capital, LLC
------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [_]
                                                           (b) [_]
------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------
 4    SOURCE OF FUNDS

      NA
------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                           [_]

------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
------------------------------------------------------------------
NUMBER OF           7    SOLE VOTING POWER
SHARES
BENEFICIALLY             0 shares*
OWNED BY EACH       ----------------------------------------------
REPORTING           8    SHARED VOTING POWER
PERSON WITH
                         272,369 shares*
                    ----------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                         0 shares*
                    -----------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         272,369 shares*
-------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      272,369 shares*
-------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                           [_]

-------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.98% (based on 5,468,276 shares of Concepts Direct, Inc.'s
      Common Stock outstanding as of November 12, 2002 as reported in the Company's Form 10-Q filed November 12, 2002).
-------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO
-------------------------------------------------------------------
*See response to Item 5(a).

                          SCHEDULE 13D
-----------------------                       ---------------------
  CUSIP No.   206013104                             Page 5 of 9
-----------------------                       ---------------------
 ------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      Marshall S. Geller

-------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [_]
                                                            (b) [_]
-------------------------------------------------------------------
 3    SEC USE ONLY

-------------------------------------------------------------------
 4    SOURCE OF FUNDS

      NA
-------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                            [_]

-------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
-------------------------------------------------------------------
NUMBER OF         7    SOLE VOTING POWER
SHARES
BENEFICIALLY           35,500 shares*
OWNED BY EACH     -------------------------------------------------
REPORTING         8    SHARED VOTING POWER
PERSON WITH
                       272,369 shares*
                  -------------------------------------------------
                  9    SOLE DISPOSITIVE POWER

                       35,500 shares*
                  ------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       272,369 shares*
------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      307,869 shares*
------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                          [_]

------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.63% (based on 5,468,276 shares of Concepts Direct, Inc.'s
      Common Stock outstanding as of November 12, 2002 as reported in the Company's Form 10-Q filed November 12, 2002).

------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
------------------------------------------------------------------
*See response to Item 5(a).

                          SCHEDULE 13D
-----------------------                      ---------------------
  CUSIP No.   206013104                           Page 6 of 9
-----------------------                      ---------------------
 -----------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      Cary Fitchey

------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [_]
                                                           (b) [_]
------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------
 4    SOURCE OF FUNDS

      NA
------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                           [_]

------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
------------------------------------------------------------------
NUMBER OF         7    SOLE VOTING POWER
SHARES
BENEFICIALLY           0 shares*
OWNED BY EACH     ------------------------------------------------
REPORTING         8    SHARED VOTING POWER
PERSON WITH
                       272,369 shares*
                  ------------------------------------------------
                  9    SOLE DISPOSITIVE POWER

                       0 shares*
                  ------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       272,369 shares*
------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      272,369 shares*
------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                          [_]

------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.98% (based on 5,468,276 shares of Concepts Direct, Inc.'s
      Common Stock outstanding as of November 12, 2002 as reported in the Company's Form 10-Q filed November 12, 2002).

------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
------------------------------------------------------------------
*See response to Item 5(a).

ITEM 1.     SECURITY AND ISSUER.

This Amendment No. 2 (this Amendment) to Schedule 13D ("Schedule 13D"), relates to the common stock, $0.10 par value per share (the "Common Stock"), of Concepts Direct, Inc., a Delaware corporation (the "Company"), with its principal executive offices located at 2950 Colorful Avenue, Longmont, Colorado 80504-6214.

Except as specifically provide herein, this Amendment does not modify any of the information previously reported on Schedule 13D and Amendment No. 1 thereto.

ITEM 2.     IDENTITY AND BACKGROUND.

(a) This Amendment is being filed jointly by St. Cloud Capital Partners, LP, a Delaware limited partnership ("St. Cloud Partners"), SCGP, LLC, a Delaware limited liability company ("SCGP"), St. Cloud Capital, LLC, a California limited liability company ("St. Cloud Capital"), Marshall S. Geller, an individual ("Mr. Geller"), and Cary Fitchey, an individual ("Mr. Fitchey", and collectively with St. Cloud Partners, SCGP, St. Cloud Capital and Mr. Geller, the "Reporting Persons.")

(b) The address of the principal business of each of St. Cloud
Partners, St. Cloud Capital, Mr. Geller and Mr. Fitchey is 10866
Wilshire Boulevard, Suite 1450, Los Angeles, California 90024.

(c) St. Cloud Partners is licensed by the United States Small Business Administration as a Small Business Investment Company, whose principal business is to invest in companies. The principal business of SCGP is to act as the general partner of St. Cloud Partners. The principal business of St. Cloud Capital is to provide management services to St. Cloud Partners and investment advice to SCGP. Mr. Geller and Mr. Fitchey are venture capitalists.

(d) None of the Reporting Persons have during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Geller and Mr. Fitchey are citizens of the United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

No material change has occurred to this item of the Schedule 13D.

ITEM 4.     PURPOSE OF TRANSACTION.

On February 24, 2003, St. Cloud Partners and Mr. Geller entered into a letter agreement with Phillip A. Wiland ("P.Wiland"), Linda
S. Wiland ("L.Wiland", and together with P.Wiland, the "Wilands") and certain other parties pursuant to which (i) St. Cloud Partners agreed to sell to the Wilands (or an investor group formed by them) 275,000 shares of Common Stock for $0.54 per share, (ii) Mr. Geller agreed to sell to the Wilands (or an investor group formed by them) 25,000 shares of Common Stock held by him for $0.54 per share and (iii) St. Cloud Partners agreed to sell to the Wilands (or an investor group formed by them) its secured promissory note issued by the Company to St. Cloud Partners in exchange for payment equal to the principal balance and accrued interest thereon (approximately $1.19 million as of the date hereof). The closing of the above-reference transaction is expected to occur on or about March 14, 2003, but in any event no later than March 31, 2003.


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

No material change has occurred to this item of the Schedule 13D

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
           RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On February 24, 2003, St. Cloud Partners and Mr. Geller entered into a letter agreement with the Wilands and certain other parties pursuant to which (i) St. Cloud Partners agreed to sell to the Wilands (or an investor group formed by them) 275,000 shares of Common Stock for $0.54 per share, (ii) Mr. Geller agreed to sell to the Wilands (or an investor group formed by them) 25,000 shares of Common Stock held by him for $0.54 per share and (iii) St. Cloud Partners agreed to sell to the Wilands (or an investor group formed by them) its secured promissory note issued by the Company to St. Cloud Partners in exchange for payment equal to the principal balance and accrued interest thereon (approximately $1.19 million as of the date hereof). The closing of the above-reference transaction is expected to occur on or about March 14, 2003, but in any event no later than March 31, 2003.



ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

  Exhibit 1. Joint Filing Agreement, dated as of October 4, 2002, by and among St. Cloud Capital Partners, LP, a Delaware limited partnership, SCGP, LLC, a Delaware limited liability company, St. Cloud Capital, LLC, a California limited liability company, Marshall S. Geller, an individual, and Cary Fitchey, an individual.

  Exhibit 2. Letter Agreement dated February 21, 2003 and accepted as of February 24, 2003 by and among Phillip A. Wiland, Linda S. Wiland, Laifer Capital Mangement, Hilltop Partners, St. Cloud Capital Partners and Marshall S. Geller.



                               SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 25, 2003           ST. CLOUD CAPITAL PARTNERS, LP

                                    By:  s/ Marshall S. Geller
                                    ------------------------------
                                    Name:  Marshall S. Geller
                                    Title: Partner


Dated:  February 25, 2003           SCGP, LLC

                                    By: /s/ Cary Fitchey
                                    ------------------------------
                                    Name:  Cary Fitchey
                                    Title: Managing Member


Dated:  February 25, 2003           ST. CLOUD CAPITAL, LLC

                                    By: /s/ Cary Fitchey
                                    ------------------------------
                                    Name:  Cary Fitchey
                                    Title: Managing Member



Dated:  February 25, 2003           MARSHALL S. GELLER

                                    By:  /s/ Marshall S. Geller
                                    ------------------------------
                                    Marshall S. Geller



Dated:  February 25, 2003           CARY FITCHEY

                                    By:  /s/ Cary Fitchey
                                    ------------------------------
                                    Cary Fitchey





                             EXHIBIT INDEX

Exhibit 1. Joint Filing Agreement, dated as of October 4, 2002, by and among St. Cloud Capital Partners, LP, a Delaware limited partnership, SCGP, LLC, a Delaware limited liability company, St. Cloud Capital, LLC, a California limited liability company, Marshall S. Geller, an individual, and Cary Fitchey, an individual.


Exhibit 2. Letter Agreement dated February 21, 2003 and accepted as of February 24, 2003 by and among Phillip A. Wiland, Linda S. Wiland, Laifer Capital Mangement, Hilltop Partners, St. Cloud Capital Partners and Marshall S. Geller.